USA MUTUALS

AMENDED AND RESTATED EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

with

USA MUTUALS ADVISORS, INC.

This AMENDED AND RESTATED AGREEMENT (“Agreement”) is made this 29th day of July, 2014, between USA MUTUALS, a Delaware statutory trust (the “Trust”), on behalf of each series of the Trust (each, a Fund,” and collectively, the “Funds”), as indicated on Schedule A to this Agreement, as may be amended from time to time, and USA Mutuals Advisors, Inc., a Texas corporation (the “Advisor”).

WHEREAS, the Trust, on behalf of the Funds, and the Advisor have previously entered into an Expense Waiver and Reimbursement Agreement dated as of the 21st day of July, 2011, as amended on December 6, 2011 and July 25, 2013; and

WHEREAS, the Advisor has entered into an Amended and Restated Investment Advisory Agreement with the Trust, dated July 29, 2014, pursuant to which the Advisor provides, or arranges for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of each Fund and its shareholders to limit the total expenses of each Fund of the Trust as listed on Schedule A of the Investment Advisory Agreement between the Trust and the Advisor, as may be amended from time to time;

NOW, THEREFORE, the parties hereto agree as follows:

1.   Expense Waiver and Reimbursement by the Advisor.  The Advisor agrees to reduce all or a portion of its management fee and, if necessary to bear certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds to the extent necessary to limit the annualized expenses of each Fund to the rates reflected in Schedule A to this Agreement.

2.   Duty of Fund to Reimburse.  Subject to approval by the Trust’s Board of Trustees (the “Board of Trustees”), each Fund agrees to reimburse the Advisor on a monthly basis such deferred fees, including any expenses borne pursuant to paragraph 1 in later periods; provided, however, that a Fund is not obligated to pay any such deferred fees more than three years after the end of the fiscal year in which the fee was deferred.  The Board of Trustees shall review quarterly any reimbursement paid to the Advisor with respect to any Fund in such quarter.

3.   Assignment.  No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4.   Duration and Termination.  This Agreement shall continue in effect until July 31, 2015, with such renewal terms of one (1) year, each measured from the date of renewal, as may be approved by the Board of Trustees, unless either party shall notify the other party of its desire to terminate this Agreement prior to such renewal.  Each such continuance shall be specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended, (the “Disinterested Trustees”), and (ii) have no direct or indirect financial interest in the operation of this Agreement.  In the case of a termination of this Agreement by the Trust, such action shall be authorized by resolution of a majority of the Disinterested Trustees or by a vote of the majority of the outstanding voting securities of the Trust.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement between the Advisor and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

USA MUTUALS ADVISORS, INC.	USA MUTUALS
By: /s/ Jerry Szilagyi	By: /s/ Joseph C. Neuberger
Name: Jerry Szilagyi	Name: Joseph C. Neuberger
Title: President	Title: Chairman

Schedule A
to the

USA MUTUALS

AMENDED AND RESTATED EXPENSE WAIVER AND REIMBURSEMENT AGREEMENT

with

USA MUTUALS ADVISORS, INC.

Separate Series of USA MUTUALS

Name of Series and Share Class	Expense Cap

USA Mutuals Generation Wave Growth Fund – Investor Class Shares	1.75%
USA Mutuals Generation Wave Growth Fund – Class A Shares	2.00%
USA Mutuals Generation Wave Growth Fund – Class C Shares	2.75%

USA Mutuals Barrier Fund* – Institutional Class Shares	1.24%
USA Mutuals Barrier Fund – Investor Class Shares	1.49%
USA Mutuals Barrier Fund – Class A Shares	1.49%
USA Mutuals Barrier Fund – Class C Shares	2.24%

In the event that a Fund’s operating expenses (excluding interest on any borrowings by the Fund, taxes, interest and dividends on short sales, brokerage commissions, acquired fund fees and expenses and extraordinary expenses, if any) exceed the percentage shown above of that Fund’s average daily net assets on an annual basis, the Advisor shall reduce the amount of the investment advisory fee or assume expenses of the Fund in the amount of such excess, up to the amount of the investment advisory fee payable by the Fund to the Advisor.

Amended and Restated: July 29, 2014.

*The name of the Fund was changed to “USA Mutuals Barrier Fund” effective July 29, 2014.  Prior to that date, the name of the Fund was “Vice Fund.”